SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 27, 2018, prepared in summary form:

1.      Date, Time and Venue: On April 27, 2018, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi.

2.      Convening Notice: The convening notice was published in (i) the Official Gazette of the State of São Paulo, on March 27, 2018, March 28, 2018 and March 29, 2018, on pages 252, 98 and 415, respectively; and (ii) the newspaper “Valor Econômico” on March 27, 2018, March 28, 2018 and March 29, 2018, on pages A11, B6 and C20, respectively.

3.      Attendance: Shareholders representing 89.68% of the voting capital of the Company, as evidenced by the bulletin for distance vote presented to the Company and the signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victorio Carlos De Marchi, the representative of Deloitte Touche Tohmatsu Auditores Independentes, the independent auditors of the Company, Mr. Eduardo Franco Tenório, the representative of APSIS Consultoria e Avaliações Ltda., Mr. Giancarlo Naldi Falkenstein, and the members of the Fiscal Council of the Company, Messers. James Terence Coulter Wright, José Ronaldo Vilela Rezende and Ary Waddington, as provided by law.

4.      Presiding Board: Chairman: Mr. Victorio Carlos De Marchi. Secretary: Mr. Paulo Cezar Aragão.

5.      Resolutions: After the reading of the consolidated voting map contemplating the votes presented through bulletins for distance vote, which have been made available for Shareholders’ consultation in accordance with Brazilian Securities Commission (“CVM”) Ruling No. 481/09, being waived, the following resolutions were taken:

5.1.   By unanimous vote, the shareholders authorized the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 of Law No. 6.404/76.

Were registered 11,992,771,340 votes for.

5.2.   At the Annual General Meeting:

(i)                 Following examination and discussion, the shareholders approved by majority vote the annual report and the management’s accounts, as well as the financial statements for the fiscal year ended December 31, 2017, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on March 1st, 2018 on pages 3 to 15 (Caderno Empresarial 2) and A15 to A30, respectively.

Were registered 13,803,558,175 votes for, 701,132 votes against and 291,969,764 abstentions.

(ii)               The shareholders approved by majority vote the allocation of the net income relating to the fiscal year ended December 31, 2017 as set forth in the Management Proposal, with the allocation of the total amount of (a) R$ 1,177,869,530.89 for the Investment Reserves; (b) R$ 1,552,260,808.80 for the Tax Incentives Reserves, of which (b.1) R$ 1,550,736,864.29 refer to State ICMS tax incentives received by some units of the Company, of which R$ 27,884,543.20 refer to the tax incentive of the State of Sergipe, as per Law No. 5,382/04, and (b.2) R$ 1,523,944.51 refer to Corporate Income Tax reinvestment incentive granted by SUDENE, as per article 19 of Law No. 8,167/91; and (c) R$ 4,712,417,426.89 for distribution of dividends and interest on shareholders’ net equity during 2017, as detailed in items (x), (y.1) and (z) below.

It was further ratified the anticipated distributions paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ net equity, as approved by the Board of Directors during the fiscal year of 2017, as follows:

(x)        R$ 2,513,076,777.44 at the meeting held on May 16, 2017, at R$ 0.16 per share, as dividends, to be deduced from the profit of the fiscal year of 2017;

(y)        R$ 4,869,768,533.43 at the meeting held on December 1st, 2017, as interest on shareholders’ net equity, of which (y.1) R$ 1,099,625,152.71, to be deduced from the profit of the fiscal year of 2017 (R$ 0.07 per share, resulting in a net distribution of R$ 0.0595 per share), and (y.2) R$ 3,770,143,380.72, to be deduced from the balance of the investment reserves constituted in the previous years (R$ 0.31 per share, resulting in a net distribution of R$ 0.2635 per share); and

(z)        R$ 1,099,715,496.74 at the meeting held on December 21, 2017, at R$ 0.07 per share, as dividends, to be deduced from the profit of the fiscal year of 2017.

Pursuant to article 193, paragraph 1, of Law No. 6,404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital stock.

Were registered 14,082,237,693 votes for, 107,622 votes against and 13,883,756 abstentions.

(iii)             The shareholders approved by majority vote, for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2019, in accordance with the Management Proposal:

(I)                the reelection of James Terence Coulter Wright, Brazilian citizen, separated, civil engineer, bearer of Identity Card RG No. 4.967.106-6 SSP/SP, enrolled with the CPF/MF under No. 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, suite G-112, Cidade Universitária, to take office as a sitting member of the Fiscal Council of the Company;

(II)             the reelection of José Ronaldo Vilela Rezende, Brazilian citizen, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/MF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Barão de Capanema, 433, 4th floor, Jardins, to take office as a sitting member of the Fiscal Council of the Company;

(III)          the reelection of Emanuel Sotelino Schifferle, Brazilian citizen, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/MF under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, to take office as an alternate member of the Fiscal Council of the Company; and

(IV)           the reelection of Ary Waddington, Brazilian citizen, married, economist, bearer of Identity Card RG No. 01.139.7777-5 IFP/RJ, enrolled with the CPF/MF under No. 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9, Condomínio do Atlântico, Praia da Ferradura, to take office as an alternate member of the Fiscal Council of the Company.

Were registered 11,802,817,352 votes for, 118,500 votes against and 845,141,449 abstentions.

(iv)             By separate vote of minority shareholders, it was approved, for a term of office to expire at the Annual Shareholders’ Meeting to be held in 2019, as indicated by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 161, paragraph 4, item “a”, of Law No. 6,404/76, as mentioned in the Management Proposal:

(I)

the election of Aldo Luiz Mendes, Brazilian citizen, divorced, bank officer and economist, bearer of Identity Card RG No. 468.756 SSP/DF, enrolled with the CPF/MF under No. 210.530.301-34, resident and domiciled in Brasília, Distrito Federal, at SHIS QL 14, suite 3, house 4, Lago Sul, to take office as a sitting member of the Company's Fiscal Council; and

(II)

the reelection of Vinicius Balbino Bouhid, Brazilian citizen, single, bank employee and economist, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/MF under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Afonso Arinos Melo Franco 285, apt. 206, Barra da Tijuca, to take office as an alternate member of the Company's Fiscal Council associatedwith the sitting member mentioned in item (I) above.

Were registered 1,448,151,770 votes for.

The elected members of the Fiscal Council appointed in items (iii) and (iv) above shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

(v)               The shareholders approved by majority vote, with respect to the global compensation of the Company’s Board of Directors and Officers for the fiscal year of 2018, the limit of R$ 83,292,928.00, which includes the expenses related to recognition of fair value of (a) the stock options which the Company is intending to grant in the current fiscal year; and (b) the stock based compensation which the Company is intending to grant during the current fiscal year.

Were registered 13,831,525,691 votes for, 228,579,825 votes against and 36,123,555 abstentions.

(vi)             The shareholders approved by majority vote the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2018 in the amount of up to R$ 2,041,187.00, with the compensation of the alternates being in an amount equal to half of the amount received by the sitting members, subject to the limits provided by law.

Were registered 14,050,762,825 votes for, 11,191,670 votes against and 34,274,576 abstentions.

5.3.       At the Extraordinary General Meeting:

(i)                 After examination and discussion, the shareholders approved by majority vote the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. (“Arosuco”) with the Merger of the Spun-off Portion into Ambev S.A.”, executed on March 26, 2018 by and among Arosuco’s quotaholders and the Company’s managers (“Protocol and Justification” and “Reorganization”, respectively).

Were registered 14,074,153,481 votes for, 112,837 votes against and 21,962,753 abstentions.

(ii) It was confirmed by majority vote the engagement of APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) (the “Specialized Firm”) to prepare a valuation report of the spun-off portion of Arosuco, based on its book value (“Valuation Report”).

Were registered 14,074,143,063 votes for, 179,680 votes against and 21,906,328 abstentions.

(iii)                      After examination and discussion, it was approved by majority vote the Valuation Report, registering that the Specialized Firm’s attending representative was available to provide to shareholders all clarifications required in connection with the Valuation Report.

Were registered 14,074,167,633 votes for, 116,443 votes against and 21,944,995 abstentions.

(iv)                      It was approved by majority votes the merger of the spun-off portion of Arosuco into the Company, pursuant to the Protocol and Justification.

Were registered 14,074,067,676 votes for, 190,212 votes against and 21,971,183 abstentions.

(v)                         To note that:

(I)                          The Reorganization shall not result in an increase or reduction in the net equity or capital stock of the Company, to the extent that the net equity of the spun-off portion of Arosuco is already fully reflected on the net equity of the Company, as a result of the compliance with the applicable accounting rules. Thus, there will be no dilution for the Company’s current shareholders, and the obligations provided for in Chapter III of CVM Instruction No. 565, of June 15, 2015 will not be applicable.

(II)                       In view of the characteristics of the Reorganization (i.e., the non-existence of minority quotaholder and of any changes to the Company’s net equity), the Company has consulted the CVM, requesting a waiver in order to not prepare the net equity valuation report required under article 264 of Law No. 6,404/76. CVM has granted the requested waiver, and such conclusion was confirmed hereby by the shareholders.

(III)                    The Company’s Fiscal Council issued, on March 26, 2018, an opinion favorable to the Reorganization approved herein.

(vi)                       By majority vote, the Company’s Board of Officers was authorized to perform all acts necessary for the consummation of the Reorganization.

Were registered 14,074,108,076 votes for, 189,643 votes against and 21,931,352 abstentions.

6.      Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and the shareholders.

Signatures: Victorio Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary. Shareholders: INTERBREW INTERNATIONAL B.V. (by Paulo Cezar Aragão), AMBREW S.à r.l. (by Paulo Cezar Aragão), FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA (by Edson Carlos De Marchi), VICTORIO CARLOS DE MARCHI, ARY WADDINGTON, CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI (by Marcos Paulo Félix da Silva), THE BANK OF NEW YORK MELLON – ADR DEPARTMENT (by José Donizetti de Oliveira), ABERDEEN EMERGING MARKETS EQUITY FUND, ABERDEEN EMERGING OPPORTUNITIES FUND, ABERDEEN GLOBAL - SRI EMERGING MARKETS EQUITY FUND, ABERDEEN GLOBAL BRAZIL EQUITY FUND, ABERDEEN GLOBAL EMERGING MARKETS EQUITY FUND, ABERDEEN GLOBAL LATIN AMERICAN EQUITY FUND, ABERDEEN LATIN AMERICAN EQUITY FUND, ABERDEEN LATIN AMERICAN INCOME FUND LLC, ALLIANZ AYUDHYA ASSURANCE PUBLIC COMPANY LIMITED, AMP CAPITAL FUNDS MANAGEMENT LIMITED AS RESPONSIBLE ENTITY (TRUSTEE) FOR EFM INTERNATIONAL SHARE FUND 10, ASSOCIATION DE BIENFAISANCE ET DE RETRAITE DES POLICIERS ET POLICIERES DE LA VILLE DE MONTREAL, BLACKWELL PARTNERS LLC, BUREAU OF LABOR FUNDS-LABOR INSURANCE FUND, CAPITAL INTERNATIONAL FUND, COLUMBIA GLOBAL DIVIDEND OPPORTUNITY FUND, EMERGENCE M, EQ ADVISORS TRUST - AXA INTERNATIONAL VALUE MANAGED VOLATILITY PORTFOLIO, EUROPACIFIC GROWTH FUND, FCP MATIGNON ACTIONS EMERGENTES, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FIL GENESIS LIMITED, FORSTA AP-FONDEN, FRANKLIN TEMPLETON INVESTMENT FUNDS, GOVERNMENT PENSION FUND, HSBC ETFS PUBLIC LIMITED COMPANY, INTERNATIONAL GROWTH AND INCOME FUND, ITAU ACOES CONSUMO FI, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JP MORGAN CHASE RETIREMENT PLAN, JPMORGAN FUND ICVC - JPM EMERGING MARKETS INCOME FUND, JPMORGAN FUNDS, JTSB LTD AS TRUSTEE FOR THE SUMITOMO T & B CO LTD AS TR FOR M ST LAT AME EQ FD (FOR QUAL INS INV), MISSOURI EDUCATION PENSION TRUST, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND, MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND, NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED, NEW SOUTH WALES TREASURY CORPORATION AS TRUSTEE FOR THE ICNSW INTERNATIONAL EQUITIES FUND, NEW WORLD FUND INC., NEW YORK STATE COMMON RETIREMENT FUND, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, STICHTING PENSIOENFONDS VOOR HUISARTSEN, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE CHANCELLOR, MASTERS & SCHOLARS OF THE UNIVERSITY OF OXFORD AS TRUSTEE OF THE OXFORD FUNDS –OEF CLASS  ACCOUNT, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBC400045787, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796, THE POLICE DEPENDANTS' TRUST LIMITED, THE WESTPAC WHOLESALE UNHEDGED INTERNATIONAL SHARE TRUST, UNIVERSITIES SUPERANNUATION SCHEME LTD, VANDERBILT UNIVERSITY, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST, WESTWOOD INVESTMENT FUNDS PLC - WESTWOOD EMERGING MARKETS FUND e WESTWOOD INVESTMENT FUNDS PLC - WESTWOOD EMERGING MARKETS PLUS FUND (by Beatriz Aparecida Trindade Leite Miranda), ASCESE FUNDO DE INVESTIMENTO EM ACOES, DYBRA FIA, DYC FUNDO DE INVESTIMENTO EM ACOES, DYNAMO BRASIL I LLC, DYNAMO BRASIL II LLC, DYNAMO BRASIL III LLC, DYNAMO BRASIL IX LLC, DYNAMO BRASIL V LLC, DYNAMO BRASIL VI LLC, DYNAMO BRASIL VIII LLC, DYNAMO BRASIL XIV LLC, DYNAMO COUGAR FIA BDR NIVEL I, KEMNAY DYBRA LLC, SAO FERNANDO IV FIA e TNAD FUNDO DE INVESTIMENTOS EMA ACOES (by Bruno Pinheiro L. Rapparini Soares), CHRISTIAN BRUNO SCHÜES, F LAEISZ e F. LAEISZ TROSTBTRUCKE 120457 HAMBURGO (by Christian Bruno Schües), BB ACOES 22 FI, BB CAP ACOES FUNDO DE INVESTIMENTO, BB ECO GOLD FUNDO DE INVESTIMENTO EM ACOES, BB PREVIDENCIA ACOES FI, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM, BB TOP ACOES DIVIDENDOS ATIVO FI, BB TOP ACOES DIVIDENDOS FIA, BB TOP ACOES EXPORTACAO FIA, BB TOP ACOES IBOVESPA ATIVO FI, BB TOP ACOES IBOVESPA INDEXADO FI, BB TOP ACOES IBRX INDEXADO FI, BB TOP ACOES SETORIAL CONSUMO FI, BRASILPREV TOP A FUNDO DE INV DE ACOES, BRASILPREV TOP ACOES DIVIDENDOS FUNDO DE INVESTIMENTO, CLUBE DE INV.DOS FUNC.DA NOSSA CAIXA/NO.BANCO, BRAD PRIV FIA IBOVESPA ALAVANCADO, BRADESCO F.I.A IBX PLUS, BRADESCO F.I.A SELECTION, BRADESCO F.MP- FGTS - CARTEIRA LIVRE, BRADESCO FIA CONSUMO, BRADESCO FIA DIVIDENDOS, BRADESCO FIA EQUITIES, BRADESCO FIA IBOVESPA PLUS, BRADESCO FIA IBRX MULTIPATROCINADO, BRADESCO FIA INDICE MOMENTO, BRADESCO FIA INDICE QUALIDADE, BRADESCO FIA INSTITUCIONAL IBRX ATIVO, BRADESCO FIA MASTER DIVIDENDOS, BRADESCO FIA MASTER IBOVESPA, BRADESCO FIA MASTER IBRX, BRADESCO FIA MASTER PREVIDENCIA, BRADESCO FIA MULTI SETORIAL, BRADESCO FIA SAFE IBRX – 50, BRADESCO FIA SELEÇÃO, BRADESCO FIA SUPER AÇÃO, BRADESCO FIM FUNDAÇÃO AMAZONAS SUSTENTAVEL – FAS, BRADESCO H FUNDO DE INVESTIMENTO DE AÇÕES IBOVESPA VALUATION, BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA, BRADESCO MULTIPORTFOLIO F.M.P FGTS CL, BRADESCO PRIVATE FIA IBOVESPA ATIVO, BRAM F.I.A IBrX-50, BRAM FIA IBOVESPA, BRAM FIA IBOVESPA ATIVO, BRAM FIA IBRX ATIVO, BRAM FIA LONG ONLY, BRAM FUNDO DE INVESTIMENTO EM AÇÕES, BRAM H FUNDO DE INVESTIMENTO AÇÕES DIVIDENDOS, BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL, BRAM H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA GESTÃO, BRAM H FUNDO DE INVESTIMENTO EM AÇÕES PASSIVO IBRX, FIA ARUBA, FIA IBOVESPA 157 e FIA MEAÍPE IBX ATIVO (by Thiago Andrade Cesar), CLAUDIO DELGADO e PAULO RENATO CASTILHO DE CASTRO.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 27, 2018.

/s/Victorio Carlos De Marchi                                        /s/Paulo Cezar Aragão

Chairman                                                                Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer